Exhibit 99.1

ELBIT IMAGING ANNOUNCES THE APPROVAL OF AN OFFER OF SETTLEMENT SUBMITTED TO THE SECURITIES AND EXCHANGE COMMISSION

Tel Aviv, Israel, March 12, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today (further to the disclosure in the Company's Form 20-F for the fiscal year ended December 31, 2016, under Item 3D (the caption “Risk Factors”)) that the Securities and Exchange Commission ("SEC") approved an offer of settlement that was submitted to it by the Company regarding concerns of a violations of the books and records and internal accounting controls provisions of the Foreign Corrupt Practices Act of 1977 (“FCPA”), as follows:

1.	In March 2016 Plaza Centers N.V. (a subsidiary of the Company) ("PC") announced that its board of directors became aware of certain issues with respect to certain agreements that were executed in the past by PC in connection with the Casa Radio Project in Romania that may indicate potential violation of the requirements of the FCPA, including the books and records provisions of the FCPA.
2.	In addition, in April 2017 the Company's board of directors and PC’s board of directors became aware of certain issues with respect to an agency and commission agreement from 2011 regarding the sale in 2012 of property in the U.S. jointly owned by PC and the Company. The characteristics of the said agreements could raise red flags that this agreements may be a potential violation of the requirements of the FCPA, including the books and records provisions of the FCPA.
3.	Upon the discovery of each of the cases described above, the Company appointed an internal committees to examine these events and at the same time updated the SEC.
4.	The internal committees has concluded their examination of these matters and submitted their recommendations to the Company’s board of directors. The Company’s board of directors fully adopted the committee's recommendations, and is working to implement them.
5.	Following discussions with the SEC regarding the potential violation of the requirements of the FCPA, the Company submitted an Offer of Settlement ("Offer").
6.	Solely for the purpose of the proceedings brought by or on behalf of the SEC and without admitting or denying the findings in the Offer (except as to the SEC’s jurisdiction over it and the subject matter of these proceedings, which are admitted) the Company consented to the entry of an order containing the SEC's findings.
7.	The SEC has determined to accept the Offer and ordered that:
7.1.	Pursuant to Section 21C of the Securities Exchange Act of 1934 (“Exchange Act”), the Company cease and desist from committing or causing any violations and any future violations of Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act.
7.2.	The Company shall pay a civil money penalty in the amount of $500,000 to the SEC for transfer to the general fund of the United States Treasury, subject to Exchange Act Section 21F(g)(3).
8.	In determining to accept the Offer, the SEC considered remedial acts that the Company promptly undertook, its self-reporting, and its cooperation afforded to the SEC staff, including having conducted a thorough internal investigation, voluntarily providing detailed reports to the staff, fully responding to the staff’s requests for additional information in a timely manner, and providing translations of certain documents.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) development of shopping and entertainment centers in emerging markets; (ii) Medical industries and devices for: (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iii) land in India designated for sale to residential projects.

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com